Filed pursuant to
                                                       Rule 424(b)(3)
                                                       Registration
                                                       Nos. 33-60916 and
                                                       333-08381

                              458,334 COMMON SHARES

                          GLASGAL COMMUNICATIONS, INC.
                    Common Stock (par value $.001 per share)


         This Prospectus relates to the reoffer and resale of shares (the "Shares") of the Common Stock, $.001 par value (the "Common Stock"), of Glasgal Communications, Inc. (the "Company") underlying options which have been granted to "affiliates" (the "Selling Shareholders") of the Company as defined in Rule 405 of the Securities Act of 1933, as amended (the "Securities Act") under the Company's 1990 Stock Option Plan, as amended (the "1990 Plan"). If and when further options are granted to affiliates of the Company under the 1990 Plan, the Company intends to distribute a Prospectus Supplement as required by Rule 424(b) of the Securities Act. Such Prospectus Supplement will specify the names of the Selling Shareholders and the amount of Shares to be reoffered and resold.

         The offer and sale of the Shares to the Selling Shareholders were previously registered under the Securities Act. The Shares are being reoffered and resold for the account of the Selling Shareholders and the Selling
Shareholders and the Company will not receive any of the proceeds from the resale of the Shares.

         The Selling Shareholders have advised the Company that the resale of their Shares may be effected from time to time in one or more transactions on the Boston Stock Exchange, the Nasdaq Small-Cap Market, in negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Plan of Distribution." The Company will bear all expenses in connection with the preparation of this Prospectus.

         The Common Stock of the Company is traded on the Nasdaq Small-Cap Market ("Nasdaq") under the symbol "GLAS." On October 10, 1997, the closing bid price for the Common Stock on Nasdaq was $8.375.

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
              BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.



                The date of this Prospectus is October 13, 1997.

                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company (symbol: GLAS) can be inspected and copied at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006, on which the Common Stock of the Company is listed.

         The Company has also filed with the Commission a Registration Statement on Form S-8 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                                TABLE OF CONTENTS



AVAILABLE INFORMATION................................................. 2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE....................... 3

RISK FACTORS.......................................................... 4

GENERAL INFORMATION................................................... 7

USE OF PROCEEDS....................................................... 7

SELLING SHAREHOLDERS.................................................. 8

PLAN OF DISTRIBUTION.................................................. 8

LEGAL MATTERS......................................................... 8

EXPERTS............................................................... 8

ADDITIONAL INFORMATION................................................ 9

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The Company's Annual Report on Form 10-K for the year ended April 30, 1997, the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1997 and the Company's Current Report on Form 8-K dated September 23, 1997 are incorporated by reference in this Prospectus and shall be deemed to be a part hereof. All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, are deemed to be incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents.

         The Company's  Application  for  Registration of its Common Stock under
Section 12(b) of the Exchange Act filed on May 2, 1996 is incorporated by reference in this Prospectus and shall be deemed to be a part hereof.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written requests for such copies should be directed to 20C Commerce Way, Totowa, New Jersey 07004, Attention: James M. Caci. Oral requests should be directed to such officer (telephone number (201) 890-4800).

                              --------------------

         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Shareholder. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.

                                  RISK FACTORS

         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS INHERENT IN, AND AFFECTING THE BUSINESS OF, THE COMPANY BEFORE MAKING AN INVESTMENT DECISION.

         WORKING CAPITAL DEFICIENCIES; HISTORY OF LOSSES. The Company has a history of limited working capital and has had working capital deficiencies of $585,000, $7,664,000 and $2,957,000 for the fiscal years ended April 30, 1995,
1996 and 1997, respectively and a working capital deficiency of $248,000 as of July 31, 1997. In addition, while the Company had net income of $25,000 for the three months ended July 31, 1997, the Company has incurred net losses of $2,393,000, $13,418,000 and $4,960,000 for the fiscal years ended April 30,
1995, 1996, and 1997.

         There can be no assurance that the Company will generate sufficient revenues to meet expenses or to operate profitably in the future. If the Company is unable to generate sufficient cash flow from its operations it would have to seek additional borrowings, effect debt or equity offerings or otherwise raise capital. There can be no assurance that any such financing will be available to the Company, or if available, that the terms will be acceptable to the Company. In addition, the ability to raise other capital might be restricted by financial covenants contained in currently existing borrowing agreements.

         POSSIBLE NEED FOR ADDITIONAL FINANCING. As of July 31, 1997 the Company had cash and cash equivalents of $759,000. The Company anticipates, based on currently proposed plans and assumptions relating to its operations that its existing capital resources will be sufficient to satisfy its anticipated cash requirements for at least 12 months. In the event that the Company's plans change, its assumptions change or prove to be inaccurate, the Company will be required to seek additional financing to finance its working capital requirements. There can be no assurance that any additional financing, if required, will be available to the Company on acceptable terms, if at all. The Company does not currently have availability under its line of credit. Any inability by the Company to obtain additional financing, if required, will have a material adverse effect on the operations of the Company.

         SUBSTANTIAL INDEBTEDNESS. As of July 31, 1997, the Company had outstanding on a consolidated basis approximately $14,779,000 of indebtedness. The level of the Company's indebtedness could have important consequences to its future prospects, including the following: (i) limiting the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes; (ii) requiring that a substantial portion of the Company's cash flow from operations, if any, be dedicated to the payment of principal of and interest on its indebtedness and other obligations; (iii) limiting its flexibility in planning for, or reacting to changes in, its business; (iv) the Company will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (v) increasing its vulnerability in the event of a downturn in its business.

         DEPENDENCE ON KEY PERSONNEL. The Company's future success depends in large part on the continued service of its key personnel. In particular, the loss of the services of Isaac Gaon, Chief Executive Officer, Robert Gadd, Vice President, or Christopher Carey, President and Chief Executive Officer of Datatec Industries Inc. ("Datatec"), could have a material adverse effect on the operations of the Company. The Company has employment agreements with Messrs. Gaon, Gadd and Carey which each expire on October 31, 1999. Each of these employment agreements may be terminated by the Company for cause or by the employee for good reason. The Company's future success and growth also depends on its ability to continue to attract, motivate and retain highly qualified employees, including those with the technical expertise necessary to operate the business of the Company. There can be no assurance that the Company will be able to attract, motivate and retain such persons.

         COMPETITION. The Company competes with other companies involved in the design, installation, integration, deployment and servicing of local and wide area networks. These competitors include local and national systems integrators some of which are substantially larger and have significantly greater resources than the Company. These markets are highly competitive and there can be no assurance that the Company will be able to compete successfully in the future.

         CONTROL BY PRINCIPAL STOCKHOLDERS. Ralph Glasgal, the Chairman of the Board and President of the Company, through his beneficial ownership and through a voting agreement with Direct Connect International Inc. ("DCI") has the power to vote approximately 19% of the Common Stock. DCI has pledged approximately 300,000 of the shares of Common Stock it owns in the Company as collateral for various obligations. If the pledgee were to become the owner of such shares, Mr. Glasgal would no longer have the power to vote such shares. In addition, Mr. Carey, President and Chief Executive Officer of Datatec has the power to vote approximately 14% of the Common Stock.

         EXTENDED LEAD TIMES FOR REALIZATION OF REVENUE. Due to the nature and size of orders that the Company is now pursuing there is a longer lead time between the initiation of prospective business and the consummation of a transaction, if any. Consequently, significantly more resources are required to manage this process. As such, there is likely to be substantial fluctuations in sales volume on a month-to-month and quarter-to-quarter basis. The pursuit of this type of business increases the Company's risk of failure, especially given its present level of working capital. As a result, if the Company experiences lower than expected sales volume for an extended period of time, there will be a material adverse effect on the Company.

         VOLATILITY OF THE COMPANY'S COMMON STOCK PRICES. The market price of the Company's Common Stock has experienced significant volatility, with per share closing bid prices ranging from a low of $2.75 to a high of $11.63 over the period from May 1, 1996 to July 31, 1997. Announcements of technological innovations for new commercial products of the Company or its competitors, developments concerning propriety rights or governmental regulation or general conditions in the market for the Company's services may have a significant effect on the Company's business and on the market price of the Company's securities. Sales of a substantial number of shares by existing security holders could also have an adverse effect on the market price of the Company's securities.

         SHARES ELIGIBLE FOR FUTURE SALE. The sale, or availability for sale, of substantial amounts of Common Stock in the public market pursuant to Rule 144 or otherwise could adversely affect the market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities.

         The shares of Common Stock issuable upon exercise of the warrants or conversion of the Notes or the Common Stock registered in the Registration Statement of which this Prospectus is part will be freely tradeable without restriction under the Securities Act upon resale by the Selling Stockholders. The Selling Stockholders are not restricted as to the price or prices at which they may sell their Shares. Sales of such Shares may have an adverse effect on the market price of the Common Stock. Moreover, the Selling Stockholders are not restricted as to the number of Shares that may be sold at any time, and it is possible that a significant number of Shares could be sold at the same time which may also have an adverse effect on the market price of the Company's Common Stock.

         NO CASH DIVIDENDS. The Company has not paid cash dividends on its Common Stock since its inception, other than certain distributions made to stockholders in amounts sufficient to reimburse the Company's stockholders for income tax liabilities arising from the Company's former status as an "S" corporation. The Company currently intends to retain earnings, if any, for use in the business and does not anticipate paying any dividends to its stockholders in the foreseeable future.

         RIGHTS OF COMMON STOCK SUBORDINATE TO PREFERRED STOCK. The Certificate of Incorporation of the Company authorizes the issuance of a maximum of 4,000,000 shares of preferred stock, par value $.001 per share. There are no shares of preferred shares currently issued and outstanding, however, if shares of preferred stock are issued in the future, the terms of a series of preferred stock may be set by the Company's Board of Directors without approval by the holders of the Common Stock of the Company. Such terms could include, among others, preferences as to dividends and distributions on liquidation as well as separate class voting rights. The rights of the holders of the Company's Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

         CERTAIN ANTI-TAKEOVER CHARTER PROVISIONS. The future issuance of preferred stock by the Company could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company does not have any present plans to issue any shares of preferred stock.

         ACQUISITIONS. It is currently anticipated that a portion of the Company's future growth will result from acquisitions of other similar or complementary businesses. In October 1994, the Company consummated the acquisition of Signatel, Ltd. ("Signatel"). On April 24, 1996, the Company acquired 80% of the issued and outstanding capital stock of Computer-Aided Software Integration, Inc. ("CASI"), a provider of software tools and services to systems integrators and independent software vendors. On July 31, 1996, the Company acquired 100% of the issued and outstanding capital stock of HH Communications, Inc. ("HH"), which resells computer networking equipment and provides value-added services in connection with such equipment. On October 31, 1996, the Company acquired approximately 98.5% of the issued and outstanding capital stock of Datatec, a network integrator. The Company acquired the remaining 1.5% of the outstanding capital stock of Datatec pursuant to a Stock Purchase Agreement dated August 27, 1997. The Company has no other current plan or agreement to acquire any other business. There can be no assurance that any other transaction will be consummated or that they will result in increased levels of profit for the Company. In addition, there can be no assurance that the Company will be able to integrate or manage successfully other acquired businesses.

                               GENERAL INFORMATION

         As used in this Prospectus, the term "Company" refers collectively to Glasgal Communications, Inc., a Delaware corporation and its subsidiaries (i) Signatel, a wholly owned subsidiary of the Company, (ii) CASI, a subsidiary of which the Company owns 80% of the issued and outstanding shares, (iii) HH, a wholly owned subsidiary of the Company, and (iv) Datatec, a wholly owned subsidiary of the Company.

         The Company provides configuration, integration and rapid deployment services for the implementation of complex computer networking and connectivity systems. By combining its standardized process methodology and its Integrator's Workbench software tools with extensive project management, integration and implementation expertise, the Company efficiently delivers high quality and cost effective technology deployment solutions. Utilizing four regional staging and configuration centers and a field deployment force operating out of 20 offices, the Company conducts multiple simultaneous large scale implementations for organizations throughout North America. In addition, the Company believes its consistent, rapid implementation process model enhances the value of customer technology investment and enables organizations to accelerate the assimilation of these technologies.

         Over the past four years the Company has been reducing its dependence on hardware distribution as a result of the continuous margin erosion and the high working capital needs of this business. In June 1997, management of the Company with the consent of the Board, agreed to discontinue its business as a distributer of data communications equipment in order to concentrate the Company's efforts on integration, configuration and deployment services.

         The Company's executive offices are located at 20C Commerce Way, Totowa, New Jersey 07512. The telephone number of the Company is (201) 890-4800.

         The Shares offered hereby were or will be purchased by the Selling Shareholders upon exercise of options granted to them and will be sold for the account of the Selling Shareholders.

                                 USE OF PROCEEDS

         The Company will receive the exercise price of the options when exercised by the holders thereof. Such proceeds will be used for working capital purposes by the Company. The Company will not receive any of the proceeds from the reoffer and resale of the Shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS

         This Prospectus relates to the reoffer and resale of Shares issued or that may be issued to the Selling Shareholders upon the exercise of outstanding stock options under the Plans and Option Agreements.

         The following table sets forth (i) the number of shares of Common Stock owned by each Selling Shareholder at September 30, 1997, (ii) the number of Shares to be offered for resale by each Selling Shareholder and (iii) the number and percentage of shares of Common Stock to be held by each Selling Shareholder after completion of the offering.

                                                                                                    Number of shares of
                                                                                                       Common Stock/
                                                                                Number of          Percentage of Class to
                                                 Number of shares of          Shares to be             be Owned After
                                                Common Stock Owned at          Offered for           Completion of the
                   Name                           September 30, 1997             Resale                   Offering
----------------------------------------      ------------------------     -----------------     ------------------------
Isaac J. Gaon(1)...........................               947,336(2)            198,821                  748,515/3.0%

Robert F. Gadd(3)..........................               479,566(4)            163,985                  315,581/*

James M. Caci(5)   ........................               228,667(6)             95,528                  133,139/1.2%


--------------------
*        Less than 1%.

(1)  Mr. Gaon is Chief Executive Officer and a Director of the Company.
(2) Mr. Gaon's beneficial ownership includes options to purchase 944,336 additional shares of Common Stock which are exercisable within 60 days of September 30, 1997.
(3) Mr. Gadd is a Senior Vice-President and Chief Technology Officer of the Company.
(4) Mr. Gadd's beneficial ownership includes options to purchase 479,566 shares of Common Stock which are exercisable within 60 days of September 30, 1997.
(5) Mr. Caci is a Vice President-Finance, Chief Financial Officer and Secretary of the Company.
(6) Mr. Caci's beneficial ownership includes options to purchase 228,667 shares of Common Stock which are exercisable within 60 days of September 30, 1997.

                              PLAN OF DISTRIBUTION

         It is anticipated that all of the Shares will be offered by the Selling Shareholders from time to time in the open market, either directly or through brokers or agents, or in privately negotiated transactions. The Selling Shareholders have advised the Company that they are not parties to any agreement, arrangement or understanding as to such sales.

                                  LEGAL MATTERS

         Certain legal matters in connection with the issuance of the Shares offered hereby have been passed upon for the Company by Messrs. Olshan Grundman Frome & Rosenzweig LLP, 505 Park Avenue, New York, New York 10022. Certain members of such firm hold Common Stock and options to purchase Common Stock of the Company.

                                     EXPERTS

         The consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-8 under the Securities Act with respect to the Shares offered hereby. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.